UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 4, 2009

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**1-5532-99**	**93-0256820**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On December 4, 2009, Portland General Electric Company (PGE) entered into a $200 million unsecured revolving credit facility (Credit Facility) with Bank of America N.A., as administrative agent, and certain other banks. The Credit Facility is available for general corporate purposes and has an initial termination date of December 4, 2012. The Credit Facility provides that all outstanding loans under the Credit Facility mature on the Credit Facility's termination date. PGE may annually extend the termination date by one year for those lenders that approve the extension, provided, among other conditions, that lenders holding 50% or more of the total commitments approve such extension and PGE obtains any governmental approvals that may be required.

The Credit Facility allows PGE to borrow for one, two, three or six months at a fixed interest rate established at the time of the borrowing or at a variable interest rate for any period up to the then remaining term of the Credit Facility. The Credit Facility requires annual fees based on PGE's unsecured credit rating, and contains customary covenants and default provisions, including a requirement that limits consolidated indebtedness, as defined in the Credit Facility, to 65% of total capitalization. The Credit Facility does not provide for the issuance of standby letters of credit.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth above in Item 1.01 above is hereby incorporated into this Item 2.03 by reference.

Item 9.01   Financial Statements and Exhibits.

(c)   Exhibits

Exhibit   Description

4.1   Credit Agreement, dated as of December 4, 2009, among Portland General Electric Company, Bank of America N.A., as Administrative Agent, and a group of lenders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

Date: December 8, 2009   By: /s/ Maria M. Pope
                                                Maria M. Pope
                                        Senior Vice President, Chief
                                        Financial Officer and Treasurer